LINKTORY INC.

Bulevardi Deshmoret e Kombit, Twin Tower, Tirana, Albania 1001

+17026604903

linktoryinc@yahoo.com

November 10, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:

Priscilla Dao and Matthew Crispino

Division of Corporation Finance

Office of Technology

Re: Linktory Inc.

Registration Statement on Form S-1

Filed July 9, 2021

File No. 333-257813

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Linktory Inc. (the " Registrant ") hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-257813), as amended (the “Registration Statement”), so that it may become effective at 12:00 p.m. Eastern Daylight Time on November 10, 2021, or as soon as practicable thereafter.

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Granit Gjoni

Granit Gjoni,

Director